

Mail Stop 3233

January 22, 2018

Via E-mail
Mr. Douglas G. Baker
Chief Financial Officer
Panamera Healthcare Corporation
4180 Orchard Hill Drive
Edmond, OK 73025

> **Re: Panamera Healthcare Corporation**
> **Form 10-K for the fiscal year ended July 31, 2017**
> **Filed October 30, 2017**
> **Form 10-Q for the interim period ended October 31, 2017**
> **Filed December 15, 2017**
> **File No. 000-55569**

Dear Mr. Baker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for interim period ended October 31, 2017

Item 4. Controls and Procedures, page 7

1.   Please tell us whether your disclosure controls and procedures were effective as of the end of the period covered by your report and provide such disclosure in future periodic filings; refer to Item 307 of Regulation S-K and Part I, Item 4 of Form 10-Q.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Shannon Sobotka, Staff Accountant at (202) 551-3856 or me at (202) 551-3573 with any questions.

Sincerely,

/s/ Mark A. Rakip

Mark Rakip
Staff Accountant
Office of Real Estate &
 Commodities